Hylsamex
Mexico's Steel

File No. 82-4252

August 15, 2005

05010662

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

PROCESSED
AUG 2 5 2005
THOMSON
FINANCIAL

By: ______________________
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs about agreements approved by the Ordinary Stockholders' Meeting held on August 15, 2005.	August 15, 2005
2	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs about the tax treatment for shares sold in the August 22, 2005 tender offer.	August 15, 2005

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 3923 bytes.

Fecha de recepcion: Aug 15 2005 9:06:18:256AM.

Folio de recepcion: 100696.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 15/08/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

Re. NO RETENCIÓN EN LA OFERTA PÚBLICA DE COMPRA.

EVENTO RELEVANTE

NO RETENCIÓN EN LA OFERTA PÚBLICA DE COMPRA.

Se informa a los accionistas de Hylsamex, S.A. de C.V. ("HYLSAMEX") y al público inversionista, que Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Grupo Financiero Banamex (el "Intermediario") nos ha comunicado que el día 9 de agosto de 2005, la Comisión Nacional Bancaria y de Valores expidió la constancia a que se refiere la Regla 3.11.3 de la Resolución Miscelánea Fiscal para 2005 en relación con la oferta pública de compra acciones representativas del capital social de HYLSAMEX presentada por I.I.I.- Industrial Investments Inc. y Siderar S.A.I.C., la cual fue debidamente autorizada por la mencionada Comisión (la "Oferta Pública").

En consecuencia, de conformidad con la mencionada Regla y a los artículos 60 y 90 de la Ley de Impuesto sobre la Renta, el Intermediario no deberá llevar a cabo la retención a que se refieren dichos preceptos legales a los accionistas de HYLSAMEX que vendan sus acciones en la Oferta Pública y que sean personas físicas residentes en México o a residentes en el extranjero.

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-08-15 09:06:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
15/8/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
NO RETENCIÓN EN LA OFERTA PÚBLICA DE COMPRA.

Eventos Relevantes:
NO RETENCIÓN EN LA OFERTA PÚBLICA DE COMPRA.

Se informa a los accionistas de Hylsamex, S.A. de C.V. ("HYLSAMEX") y al público inversionista, que Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Grupo Financiero Banamex (el "Intermediario") nos ha comunicado que el día 9 de agosto de 2005, la Comisión Nacional Bancaria y de Valores expidió la constancia a que se refiere la Regla 3.11.3 de la Resolución Miscelánea Fiscal para 2005 en relación con la oferta pública de compra acciones representativas del capital social de HYLSAMEX presentada por I.I.I.- Industrial Investments Inc. y Siderar S.A.I.C., la cual fue debidamente autorizada por la mencionada Comisión (la "Oferta Pública").

En consecuencia, de conformidad con la mencionada Regla y a los artículos 60 y 90 de la Ley de Impuesto sobre la Renta, el Intermediario no deberá llevar a cabo la retención a que se refieren dichos preceptos legales a los accionistas de HYLSAMEX que vendan sus acciones en la Oferta Pública y que sean personas físicas residentes en México o a residentes en el extranjero.

Mercado Exterior:

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: ACUEORDI.ens

Longitud del sobre: 9459 bytes.

Fecha de recepcion: Aug 15 2005 3:59:08:390PM.

Folio de recepcion: 100785.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
acueordi.bmv	1	Acuerdos Ordinaria

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Acuerdos Ordinaria de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2005-08-15 15:59:00.0

Prefijo:
ACUEORDI

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
ORDINARIA

Fecha Celebración:
15/8/2005

Porcentaje de Asistencia:
89.41

Fecha de pago:

Acuerdos:
RESOLUCIÓN PRIMERA:

Se hace constar que los acuerdos y resoluciones surtirán sus efectos al cumplirse la condición suspensiva, consistente en la conclusión de la Oferta Pública de Compra de las acciones de la Sociedad (la "Oferta"), que realizan I.I.I. - Industrial Investments Inc. y Siderar, S.A.I.C., (los "Oferentes"), de conformidad con el Folleto Informativo, mismo que fue aprobado por la Comisión Nacional Bancaria y de Valores al autorizar la realización de la Oferta, para su divulgación al público inversionista. En virtud de lo anterior, las resoluciones surtirán sus efectos al cumplirse la condición y en específico en la Fecha de Liquidación de la Oferta (según dicho término se define en el Folleto y conforme la misma pueda extenderse en los términos del Folleto) y de manera simultánea con el pago del Precio de Compra (según dicho término se define en el Folleto), por parte de los Oferentes.

1. Se resolvió aceptar la renuncia presentada por los señores Lic. Gerardo X. Calderón Rojas, Ing. Alejandro M. Elizondo Barragán, Ing. Álvaro Fernández Garza, Ing. Bernardo Garza de la Fuente, Lic. José Lorenzo Garza Hinojosa, Ing. Dionisio Garza Medina, Ing. Armando Garza Sada, Ing. Eduardo Garza T. Fernández, Ing. Alfonso González Migoya, Lic. Carlos Jiménez Barrera y Dr. Rafael Rangel Sostmann a los cargos que venían desempeñando como Miembros Propietarios del Consejo de Administración de la Sociedad; ratificando todos y cada uno de los actos realizados o en su caso, aprobados por las personas antes mencionadas, liberándolas de cualquier responsabilidad.

2. Se resolvió aceptar la renuncia presentada por los señores Lic. Carlos Jiménez Barrera y Lic. Jorge A. Treviño Garza, a los cargos que venían

desempeñando como Secretarios del Consejo de Administración de la Sociedad; ratificando todos y cada uno de los actos realizados o en su caso, aprobados por dichas personas, liberándolas de cualquier responsabilidad.

3. Se designó, para integrar el Consejo de Administración de Hylsamex, S.A. de C.V., a las siguientes personas:

Consejeros Propietarios
Daniel Novegil
Alejandro M. Elizondo Barragán
Cecilia Bilesio
Oscar Montero
Leonardo Stazi
Manuel Gutiérrez Espinoza
Jorge Alejandro Treviño Garza
Lucía Regina Ojeda Cárdenas
Luis Alberto Aziz Checa

Consejeros Suplentes
Miguel Ángel Punte
Régulo Salinas Garza
Roberto Demidchuk
José González Tornquist
Alberto Agostini
José Antonio Ramírez Moneda
Luis Contreras Olavarrieta
Beatriz Eugenia Leycegui Gardoqui
Juan Pablo Martínez Velasco

Se toma nota que los consejeros suplentes sólo podrán suplir al consejero propietario designado en el mismo orden en el que aparecen anteriormente listados.

Adicionalmente, se toma nota que Lucía Regina Ojeda Cárdenas y Luis Alberto Aziz Checa y sus respectivos suplentes Beatriz Eugenia Leycegui Gardoqui y Juan Pablo Martínez Velasco, son Miembros Independientes del Consejo de Administración de la Sociedad.

4. Se designó al Lic. Félix Todd Piñero como Secretario del Consejo de Administración de la Sociedad.

5. Se ratificó en sus respectivos cargos de Comisario Propietario de la Sociedad al C.P. Héctor Puente Segura y de Comisario Suplente de la Sociedad, al C.P. Jorge Valdez González.

6. Se delegó plenas facultades al Consejo de Administración de la Sociedad para designar al consejero que tendrá la calidad de Presidente de dicho Consejo de Administración.

7. Se resolvió que como honorarios por su desempeño, salvo que una Asamblea acuerde otra cosa, cada uno de los Consejeros Independientes designados percibirá como emolumentos netos después de la retención del impuesto correspondiente dos monedas de cincuenta pesos oro, de las denominadas "Centenarios", por año, más dos Centenarios por cada Junta de Consejo y/o de Comité Consultivo a la que asistan o, en su defecto, los valores equivalentes respectivos en moneda nacional de curso legal.

Acta de la Asamblea ORDINARIA de accionistas celebrada el día 15 de Agosto de 2005

RESOLUCIÓN PRIMERA:

Se hace constar que los acuerdos y resoluciones surtirán sus efectos al cumplirse la condición suspensiva, consistente en la conclusión de la Oferta Pública de Compra de las acciones de la Sociedad (la "Oferta"), que realizan I.I.I. - Industrial Investments Inc. y Siderar, S.A.I.C., (los "Oferentes"), de conformidad con el Folleto Informativo, mismo que fue aprobado por la Comisión Nacional Bancaria y de Valores al autorizar la realización de la Oferta, para su divulgación al público inversionista. En virtud de lo anterior, las resoluciones surtirán sus efectos al cumplirse la condición y en específico en la Fecha de Liquidación de la Oferta (según dicho término se define en el Folleto y conforme la misma pueda extenderse en los términos del Folleto) y de manera simultánea con el pago del Precio de Compra (según dicho término se define en el Folleto), por parte de los Oferentes.

1. Se resolvió aceptar la renuncia presentada por los señores Lic. Gerardo X. Calderón Rojas, Ing. Alejandro M. Elizondo Barragán, Ing. Álvaro Fernández Garza, Ing. Bernardo Garza de la Fuente, Lic. José Lorenzo Garza Hinojosa, Ing. Dionisio Garza Medina, Ing. Armando Garza Sada, Ing. Eduardo Garza T. Fernández, Ing. Alfonso González Migoya, Lic. Carlos Jiménez Barrera y Dr. Rafael Rangel Sostmann a los cargos que venían desempeñando como Miembros Propietarios del Consejo de Administración de la Sociedad; ratificando todos y cada uno de los actos realizados o en su caso, aprobados por las personas antes mencionadas, liberándolas de cualquier responsabilidad.

2. Se resolvió aceptar la renuncia presentada por los señores Lic. Carlos Jiménez Barrera y Lic. Jorge A. Treviño Garza, a los cargos que venían

desempeñando como Secretarios del Consejo de Administración de la Sociedad; ratificando todos y cada uno de los actos realizados o en su caso, aprobados por dichas personas, liberándolas de cualquier responsabilidad.

3. Se designó, para integrar el Consejo de Administración de Hylsamex, S.A. de C.V., a las siguientes personas:

Consejeros Propietarios

Daniel Novegil

Alejandro M. Elizondo Barragán

Cecilia Bilesio

Oscar Montero

Leonardo Stazi

Manuel Gutiérrez Espinoza

Jorge Alejandro Treviño Garza

Lucía Regina Ojeda Cárdenas

Luis Alberto Aziz Checa

Consejeros Suplentes

Miguel Ángel Punte

Régulo Salinas Garza

Roberto Demidchuk

José González Tornquist

Alberto Agostini

José Antonio Ramírez Moneda

Luis Contreras Olavarrieta

Beatriz Eugenia Leycegui Gardoqui

Juan Pablo Martínez Velasco

Se toma nota que los consejeros suplentes sólo podrán suplir al consejero propietario designado en el mismo orden en el que aparecen anteriormente listados.

Adicionalmente, se toma nota que Lucía Regina Ojeda Cárdenas y Luis Alberto

Aziz Checa y sus respectivos suplentes Beatriz Eugenia Leycegui Gardoqui y Juan Pablo Martínez Velasco, son Miembros Independientes del Consejo de Administración de la Sociedad.

4. Se designó al Lic. Félix Todd Piñero como Secretario del Consejo de Administración de la Sociedad.

5. Se ratificó en sus respectivos cargos de Comisario Propietario de la Sociedad al C.P. Héctor Puente Segura y de Comisario Suplente de la Sociedad, al C.P. Jorge Valdez González.

6. Se delegó plenas facultades al Consejo de Administración de la Sociedad para designar al consejero que tendrá la calidad de Presidente de dicho Consejo de Administración.

7. Se resolvió que como honorarios por su desempeño, salvo que una Asamblea acuerde otra cosa, cada uno de los Consejeros Independientes designados percibirá como emolumentos netos después de la retención del impuesto correspondiente dos monedas de cincuenta pesos oro, de las denominadas "Centenarios", por año, más dos Centenarios por cada Junta de Consejo y/o de Comité Consultivo a la que asistan o, en su defecto, los valores equivalentes respectivos en moneda nacional de curso legal.

Presidente

Secretario

México, D.F., 15 de Agosto de 2005

Secretario del Consejo de Administración